July 6, 2009

VIA EDGAR

Barbara C. Jacobs

Assistant Director

United States Securities and Exchange Commission

Mail Stop 4561

100 F. Street, N.E.

Washington, D.C. 20549-4561

Re:	Solera Holdings, Inc.

Annual Report on Form 10-K

Filed August 29, 2008

File No. 001-33461

Dear Ms. Jacobs:

On behalf of Solera Holdings, Inc., a Delaware corporation (“Solera”), this is to confirm that Solera received the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s letter dated June 23, 2009. Solera will provide its response to the Staff’s comments by July 14, 2009.

Should you have any questions or comments, please contact me at (858) 724-1600, or Mark Leahy of Fenwick & West LLP, our outside legal counsel, at (650) 988-8500.

Sincerely,

/s/ Jason M. Brady
Jason M. Brady
Senior Vice President, General Counsel and Secretary

cc:	Evan Jacobson, Securities and Exchange Commission

Tony Aquila, Solera Holdings, Inc.

Dudley Mendenhall, Solera Holdings, Inc.

Don Tartre, Solera Holdings, Inc.

Mark Leahy, Fenwick & West LLP

Mohana Dissanayake, Deloitte & Touche LLP

Solera Companies

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